

NYSE
AN ICE EXCHANGE

June 16, 2026

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the 5.750% Senior Notes due 2036 of Cemex, S.A.B. de C.V., guaranteed by Cemex Corp. under the Exchange Act of 1934.

Sincerely,

Craig A. Marks

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com